February 21, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (956) 726-6618

Dennis E. Nixon
President
International Bancshares Corp.
1200 San Bernardo Ave
Laredo, TX 78042-1359

> **Re:** **International Bancshares Corp.**
> **Definitive 14A**
> **Filed April 20, 2007**
> **File No. 00-9439**

Dear Mr. Nixon:

We have reviewed your February 11, 2008 response to our comments of January 28, 2008. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets used in your incentive compensation plan. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel